SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

EDWARD H.P. LAM ♦*

NICHOLAS A. NORRIS ♦

JONATHAN B. STONE *

ALEC P. TRACY *

DOMINIC W.L. TSUN ♦*

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 9, 2007	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington D.C. 20549

U.S.A.

RE:	MEMSIC, Inc.
Registration Statement on Form S-1
Filed on September 28, 2007
File No. 333-146377

Dear Mr. Jones:

On behalf of our client, MEMSIC, Inc. (“Memsic” or “the Company”), set forth below is the Company’s supplemental responses to comment 15 and comment 38 of your comment letter dated October 25, 2007 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2007.

Following the filing of Amendment No.1 to the Registration Statement on November 5, 2007, the Company has discussed with the underwriters and Board of Directors to arrive at a preliminary estimated initial public offering price range of $7.00 to $9.00 per share. Recognizing that the Staff will require a reasonable amount of time to review the Company’s proposed valuation as it pertains to comments 15 and 38, we set forth below our supplemental responses to comments 15 and 38. We expect that certain portions

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

of these responses may be requested by the Staff to be included in the Registration Statement and are prepared to incorporate the relevant disclosure in Amendment No. 2.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Memsic’s corresponding response.

Stock-Based Compensation, page 47

15.	Since the valuation of your common stock as of December 31,2006 was retrospective, we believe the following disclosures would be helpful to an investor since changes in methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

i.	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

The Company supplementally advises the Staff that the aggregate intrinsic value of all 3,504,360 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2007 based on the midpoint of the estimated public offering price range is $21.1 million.

ii.	A discussion of each significant factor contributing to the difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

The Company supplementally advises the Staff that the Company has engaged Orchard Partners, Inc., an independent third party, to prepare retrospective and contemporaneous valuation since February 2006 to support the Company’s management estimates of the fair value of the option granted. The fair market value of the Company’s common stock was estimated by Orchard Partners using a probability-weighted analysis of the present value of the returns afforded to its shareholders under each of four possible future scenarios: (a) an initial public offering, or IPO; (b) sale above the liquidation preference; (c) sale at or below the liquidation preference; and (d) remaining private.

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

The likelihood of each scenario has evolved over time as the probability of a favorable outcome has improved. The probability of the IPO scenario reflects not only the Company’s performance, but also the presence of a favorable capital market environment for an IPO. The valuation resulting from each outcome and discount rate applied has also evolved over the past year. Orchard Partners’ key assumptions and valuations on each valuation date are summarized in the table below.

Valuation date	11/09/2006	12/31/2006	03/30/2007	06/30/2007	08/22/2007	09/30/2007
Future valuation assumed at IPO on March 31, 2008	$150,000	$150,000	$150,000	$200,000	$200,000
Future valuation assumed at IPO on January 31, 2008						$250,000

Diluted shares outstanding	35,288	34,523	34,703	35,063	35,792	36,659
Future value per share	$4.25	$4.34	$4.32	$5.70	$5.59	$6.82

Probability to IPO	23%	23%	25%	60%	70%	85%
Probability to M&A	30	30	35	30	20	10
Probability to liquidation	17	17	10	0	0	0
Probability to staying private	30	30	30	10	10	5

Discount rate	25%	25%	25%	20%	18%	18%

Fair value of common stock, per share	$1.47	$1.61	$1.85	$3.42	$3.82	$5.85

For the period from November 1, 2006 to March 1, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.47 per share to $1.61 per share due to the following factors:

•	The Company closed its Series D financing in December 2006.

•	The Company’s sales to mobile phone applications increased by 78% from 2005 to 2006.

•	The Company opened sales offices in Shanghai and Shenzhen China.

For the period from March 1, 2007 to April 26, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.61 per share to $1.85 per share due to the following factors:

•	The Company’s overall revenue for such period continued to meet the high end of its expectations.

•	The Company hired its Vice President of Marketing and Business Development.

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

For the period from April 26, 2007 to July 26, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.85 per share to $3.42 per share due to the following factors:

•

The Company’s revenue increased by 67% from $3.1 million in the second quarter of 2006 to $5.1 million in the second quarter of 2007. Net income increased by 89% from $0.6 million in the second quarter of 2006 to $1.2 million in the second quarter of 2007.

•	The Company hired its Chief Financial Officer and Vice President of Engineering.

•	The Company’s largest mobile phone customer listed its accelerometers as a standard component in their mid to low-end product lines.

•	The Company added approximately 15 new design-wins primarily at major mobile phone manufacturers in China.

•	The Company initiated discussions with investment bankers regarding an initial public offering.

•	The Company engaged Citigroup Global Markets Inc. to be its underwriter for the potential initial public offering.

•	The Company launched its initial public offering process.

For the period from July 26, 2007 to August 22, 2007, the estimated fair value of the Company’s ordinary shares increased from $3.42 per share to $3.82 per share due to the following factors:

•	As the probability of the initial public offering increased, the discount for lack of marketability decreased.

•	The Company continued to execute favorably its business plan.

For the period from August 22, 2007 to September 30, 2007, the estimated fair value of the Company’s ordinary shares increased from $3.82 per share to $5.85 per share due to the following factors:

•	The Company successfully completed the initial public filing of the registration statement on Form S-1.

•	The Company had strong third quarter financial results. Total revenue increased by 135% from the same period of last year and exceeded budget by 62%.

•	The Company successfully won two new design-wins of digital camera applications with two new digital camera manufacturers.

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

•	The management was more confident in successfully completing an initial public offering in the near term.

While the September 30, 2007 fair market value estimate of $7.00 per share is at the low end of the proposed initial public offering price range of $7.00 to $9.00 per share, there are several factors that explain the discrepancy. First, the financial results of the Company for the third quarter ended September 30, 2007 represented substantial growth over the first two quarters and significantly exceeded its budget. The strong third quarter results gave the Company greater confidence that it would achieve its financial forecasts for 2007 and improved its financial outlook of 2008. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for the Company’s common stock has been created and that the Company’s preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for the Company’s common stock and does not take into account the superior rights and preferences of the Company’s preferred stock, which were appropriately taken into account in the valuation analyses by Orchard Partners and in the Board of Directors’ fair market value determination.

The Company believes all equity awards to its employees, including executive officers and directors, were granted at no less than the fair market value of the Company’s common stock as determined in good faith by its Board of Directors on the date of grant, with appropriate input from the Company’s independent valuation firm, Orchard Partners.

38.	(iii) Discuss the nature of any significant business events which occurred between the dates the options were granted and the date the registration statement was filed that would contribute to fluctuations in fair value.

The Company supplementally advises the Staff that the business events it considered in determining the fair value of its common stock include the Company’s historical financial performance, changes in the Company’s estimates of future performance, the risks associated with achieving these results, the trading prices of public companies that are, in material respects, comparable to the Company, the prices paid to acquire companies that are, in material respects, comparable to the Company, and the expected timing of a future liquidity event, such as an IPO or sale. The

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

Company has increased its estimates of the fair value of its common stock as its financial performance has improved and as it has progressed toward a successful liquidity event.

For the period from November 1, 2006 to March 1, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.47 per share to $1.61 per share due to the following factors:

•	The Company closed its Series D financing in December 2006.

•	The Company’s sales to mobile phone applications increased by 78% from 2005 to 2006.

•	The Company opened sales offices in Shanghai and Shenzhen China.

For the period from March 1, 2007 to April 26, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.61 per share to $1.85 per share due to the following factors:

•	The Company’s overall revenue continued to meet the high end of its expectations.

•	The Company hired its Vice President of Marketing and Business Development.

For the period from April 26, 2007 to July 26, 2007, the estimated fair value of the Company’s ordinary shares increased from $1.85 per share to $3.42 per share due to the following factors:

•

The Company’s revenue increased by 67% from $3.1 million in the second quarter of 2006 to $5.1 million in the second quarter of 2007. Net income increased by 89% from $0.6 million in the second quarter of 2006 to $1.2 million in the second quarter of 2007.

•	The Company hired its Chief Financial Officer and Vice President of Engineering.

•	The Company’s largest mobile phone customer listed its accelerometers as a standard component in their mid to low-end product lines.

•	The Company added approximately 15 new design-wins primarily at major mobile phone manufacturers in China.

•	The Company initiated discussions with investment bankers regarding an initial public offering.

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

•	The Company engaged Citigroup Global Markets Inc. to be its underwriter for the potential initial public offering.

•	The Company launched its initial public offering process.

For the period from July 26, 2007 to August 22, 2007, the estimated fair value of the Company’s ordinary shares increased from $3.42 per share to $3.82 per share due to the following factors:

•	As the probability of the initial public offering increased, the discount for lack of marketability decreased.

•	The Company continued to execute favorably its business plan.

For the period from August 22, 2007 to September 30, 2007, the estimated fair value of the Company’s ordinary shares increased from $3.82 per share to $5.85 per share due to the following factors:

•	The Company successfully completed the initial public filing of the registration statement on Form S-1.

•	The Company had a strong third quarter financial result. Total revenue increased by 135% from the same period of last year and exceeded budget by 62%.

•	The Company successfully won two new design-wins of digital camera applications with two new digital camera manufacturers.

•	The management was more confident in successfully completing an initial public offering in the near term.

While the September 30, 2007 fair market value estimate of $7.00 per share is at the low end of the proposed initial public offering price range of $7.00 to $9.00 per share, there are several factors that explain the discrepancy. First, the financial results of the Company for the third quarter ended September 30, 2007 represented substantial growth over the first two quarters and significantly exceeded its budget. The strong third quarter results gave the Company greater confidence that would achieve its financial forecasts for 2007 and improved its financial outlook of 2008. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for the Company’s common stock has been created and that the Company’s preferred stock has converted into common stock in connection with the initial public

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

offering, does not take into account any illiquidity discount for the Company’s common stock and does not take into account the superior rights and preferences of the Company’s preferred stock, which were appropriately taken into account in the valuation analyses by Orchard Partners and in the Board of Directors’ fair market value determination.

*********

Mr. Tom Jones

Securities and Exchange Commission

November 9, 2007

RE: MEMSIC, Inc. S-1 Registration Statement (File No. 333-146377)

We appreciate the Staff’s agreement to review this supplemental letter. Please feel free to contact the undersigned in Hong Kong at the office: (852) 3740-4780, at home: (852) 2803-1823, or mobile phone: (852) 9460-8675 if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ Gregory G.H. Miao
Gregory G.H. Miao

cc:	Dr. Yang Zhao, MEMSIC, Inc.

David Lau, Citigroup Global Markets

John D. Young, Jr., Sullivan & Cromwell LLP

Edward Nelson, Ernst & Young